NEWS RELEASE 08-23	OCT. 21, 2008

FRONTEER ESTABLISHES 51%-49% JOINT VENTURE
AT ITS MAJORITY-OWNED LONG CANYON GOLD PROJECT

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) is pleased to announce it has elected to continue as majority owner (51%) and manager of Long Canyon through a participating joint venture with AuEx Ventures Inc. (“AuEx”) (49%). Fronteer has elected to not earn an additional 14% by sole funding the project through to completion of a feasibility study.

Fronteer and AuEx will share funding 51% / 49%, with each interest subject to straight-line dilution for non-participation.

Near- and at-surface, oxide, high-grade gold mineralization has now been intersected in drilling over a strike length of 1,600 metres (one mile). Mineralization remains open in all directions and extends well beyond the current limits of soil geochemistry. Ongoing drilling, detailed mapping and geophysical work continue to contribute to the understanding of gold mineralization at Long Canyon, located 6.5 km (four miles) south of the I-80 Freeway corridor in northeastern Nevada.

A project-first NI 43-101 resource estimate is planned by the end of January 2009.

LIQUIDITY

Fronteer is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$84 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.